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                                                                          OMB APPROVAL
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                                                                 OMB Number:  3235-0145
                                                                 Expires:        August 31, 1991
                               UNITED STATES                     Estimated average burden
                     SECURITIES AND EXCHANGE COMMISSION          hours per response........14.90
                            WASHINGTON, D.C.  20549
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                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          MultiMedia Access Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                   625444 10 4
                                 (CUSIP Number)


                     Glenn A. Norem, Chief Executive Officer
                2665 Villa Creek, Suite 200, Dallas, Texas 75234
(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                     2/4/97
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                        SCHEDULE 13D

--------------------------------------                                                     -----------------------------------------
CUSIP NO.    625444 10 4                                                                              PAGE   2   OF    5     PAGES
          ----------------                                                                                 -----    --------
--------------------------------------                                                     -----------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert Moody, Jr.
---------------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)[ ]
                                                                                                                         (b)[ ]

---------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


---------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  PF
---------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                            /  /

---------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
---------------------------------------------------------------------------------------------------------------------------------
                              7     SOLE VOTING POWER
        NUMBER OF
         SHARES                                902,842
      BENEFICIALLY       ----------------------------------------------------------------------------------------------------------
        OWNED BY              8     SHARED VOTING POWER
          EACH
        REPORTING                              250,000
         PERSON          ----------------------------------------------------------------------------------------------------------
          WITH                9     SOLE DISPOSITIVE POWER

                                               902,842
                         ----------------------------------------------------------------------------------------------------------
                             10     SHARED DISPOSITIVE POSER

                                              250,000
---------------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,152,842
---------------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                             [ ]


---------------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  12.7%
---------------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

                  IN
---------------------------------------------------------------------------------------------------------------------------------
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
ITEM 1.  SECURITY AND ISSUER

Title of the class of equity securities: MMAC Common stock.

Address of Issuer: MultiMedia Access Corporation, 2665 Villa Creek, Suite 200, Dallas, Texas 75234

ITEM 2.  IDENTITY AND BACKGROUND

          (a)  Name: Robert Moody, Jr.

          (b) Residence or business address: 601 Moody National Bank Building, Galveston, Texas 77550

          (c) Present principal occupation or employment: President, Moody Insurance Group, Inc.

          (d)  No

          (e)  No

          (f)  U.S.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Moody Insurance Group, Inc. acquired 250,000 shares of Common Stock of the Company in a private placement in March of 1994. These shares were purchased with the funds of Moody Insurance Group, Inc. Mr. Moody acquired an additional 100,000 shares in private purchases from three founders of the Company in April 1995. In addition, Mr. Moody acquired 147,252 shares of Common Stock in a private placement dated December 1995. These shares were acquired with the personal funds of Mr. Moody.

         Mr. Moody also acquired 140,591 shares of Common Stock and 140,591 redeemable common stock purchase warrants upon the conversion of $646,724 aggregate amount of Convertible Debt and interest accrued thereon at the initial public offering price in February 1997.

         Mr. Moody holds warrants to purchase an additional 475,000 shares of Common Stock of the Company at prices ranging from $1.00 per share to $3.00 per share. Mr. Moody was granted these warrants as an incentive to enter into various financing transactions with the Company.

                                        3

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ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Moody acquired the Common Stock and Warrants as a personal investment and in connection with various financing transactions with the Company.

         (a) As stated above, Common Stock underlying warrants to purchase an aggregate of 515,000 shares of Common Stock are included in Mr. Moody's beneficial holdings.

         (b)      No plans                           (g)      No changes

         (c)      No plans                           (h)      No plans

         (d)      No plans                           (i)      None

         (e)      No plans                           (j)      None

         (f)      No plans


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) Mr. Moody beneficially owns 1,152,842 shares of Common Stock, or 13.7% of the outstanding Common Stock of the Company (Mr. Moody disclaims beneficial ownership of the 250,000 shares of Common Stock of this amount which are held by Moody Insurance Group).

          (b) Mr. Moody has the sole power to vote 387,842 shares and shared power to vote 250,000 shares for a total of 637,842 shares of Common Stock of the Company, or 7.5% of the Common Stock of the Company. Assuming the exercise of all warrants exercisable on or before June 15, 1997, he will hold sole voting power over 902,842 shares of Common Stock and shared voting power over 250,000 shares of Common Stock, or 12.7% of the Common Stock of the Company.

          (c) During the last sixty days, Mr. Moody has sold 100,591 Redeemable Common Stock Purchase Warrants of the Company.

          (d)  No such person exists.

          (e)  Not applicable.





                                        4

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

                  None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  None.


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.



                                           BY: /s/ Robert Moody, Jr.
                                               ---------------------------------
                                               Robert Moody, Jr.


                                        5